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SEC FILE NUMBER
8-70621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/25 (MM/DD/YY) AND ENDING 06/30/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Colton Alexander Securities LLC (f/k/a Altsourced Solutions, LLC)

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1315 Avenue Ponce De Leon, Suite 600
(No. and Street)

San Juan	PR	00907
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Plotycia	(914) 262-1589	steve@sound-harbor.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa Wilson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Colton Alexander Securities LLC (f/k/a Altsourced Solutions, LLC), as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Melissa Wilson

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COLTON ALEXANDER SECURITIES LLC

(f/k/a AltSourced Solutions, LLC)

Statement of Financial Condition with Report of Independent Registered Public Accounting Firm

As of 6/30/2026

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Colton Alexander Securities LLC
(f/k/a AltSourced Solutions, LLC)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Colton Alexander Securities LLC (f/k/a AltSourced Solutions, LLC) (the "Company") as of June 30, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2022.

September 24, 2026
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

COLTON ALEXANDER SECURITIES LLC
(f/k/a AltSourced Solutions, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2026

Assets		
Cash	$	65,923
Prepaid expenses		1,539
Other		864
Total assets	$	68,326
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to member	$	15,520
Accounts payable and accrued expenses		10,827
Deferred revenue		10,000
Total liabilities		36,347
Member's equity		31,979
Total liabilities and Member's equity	$	68,326

The accompanying notes are an integral part of this financial statement.

COLTON ALEXANDER SECURITIES LLC
(f/k/a AltSourced Solutions, LLC)

NOTES TO FINANCIAL STATEMENT
JUNE 30, 2026

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business:
Colton Alexander Securities LLC (f/k/a AltSourced Solutions, LLC) (the "Company"), a limited liability company, became a securities broker dealer registered with the Securities and Exchange Commission ("SEC") in April 2021 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Paradigm Alternative Investments LLC ("Member"). As a limited liability company, the Member's liability is limited to the Member's investment.

Cash: The Company maintains its bank account in a high credit quality institution. The balance at times may exceed federally insured limits.

Income Taxes: As a limited liability company, the tax consequences of the Company's operations all pass through to the Member. Therefore, the Company's income or loss is reported on the Member's income tax return. As a result, no federal or state income taxes are included in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Use of Estimates:
Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue from Contracts with Customers: Revenue from contracts with customers includes placement and advisory services and referral fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisition transactions. Revenue from advisory arrangements is generally recognized at the point in time that performance under the contract is completed (the closing date of transaction) or the contract is terminated. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as deferred revenue.

The Company at times earns referral fees pursuant to a referral agreement in place with another broker-dealer. Revenue from this agreement is based upon a percentage of revenues generated by customers introduced by the Company to the contra-party to the agreement. As the revenue to be received by the contra-party is not known until the execution of each transaction, the referral fee revenue of the Company is unable to be recognized until that time.

COLTON ALEXANDER SECURITIES LLC
(f/k/a AltSourced Solutions, LLC)

NOTES TO FINANCIAL STATEMENT
JUNE 30, 2026

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued):
The Company recognizes success fee revenues upon the completion of a success fee based transaction as this satisfies the only performance obligation identified by the Company. The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customers.

Date of Management's Review:
Subsequent events were evaluated through the date the financial statements were issued.

NOTE 2 - NET CAPITAL REQUIREMENTS
The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2026, the Company had net capital of $29,576, which was $24,576 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 1.23 to 1.00.

NOTE 3 - CONTINGENCIES
The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at June 30, 2026.

NOTE 4 - RELATED PARTY TRANSACTIONS
The Company has an expense sharing agreement with its Member whereby the Company is required to pay the Member for allocated expenses such as technology and other operating costs provided to the Company. Approximately $15,000 in expenses were allocated to the Company pursuant to this agreement during the year ended June 30, 2026. Approximately $15,000 of the due to Member as of June 30, 2026 within the accompanying statement of financial condition arose from this agreement.

Separately, the Member at times pays operating expenses on behalf of the Company for which reimbursement is subsequently requested. Approximately $520 of the due to Member as of June 30, 2026 within the accompanying statement of financial condition arose from the Member's payment of such expenses that have yet to be reimbursed by the Company.

The Company operates from office space provided by its President at no cost to the Company.

Financial position and results of operations could have differed from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 5 - NET LOSS
The Company incurred a loss during the year ended June 30, 2026, and was dependent upon capital contributions from its Member for working capital and net capital. The Company's Member has represented that it intends to continue to make capital contributions, as needed, to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going-concern.

NOTE 6 - SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of placement and advisory services and referrals to another broker-dealer. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.